UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

November 19, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On November 13, 2013, Raymond James Financial, Inc. (the "Company") issued a press release to announce that Chief Operating Officer Dennis Zank and Raymond James Bank President Steve Raney would be speaking at the KBW Securities Brokerage & Market Structure Conference in New York City on Tuesday, November 19, 2013 at 10:00 a.m. EST. Links to the presentation handout and the live audio stream will be available on raymondjames.com under "Our Company,Investor Relations,Presentations and Webcasts."

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report.

Exhibit No.

99.1 Press release (Raymond James to Present at KBW Securities Brokerage & Market Structure Conference) dated November 13, 2013, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: November 19, 2013

By: /s/ Jeffrey P. Julien

Jeffrey P. Julien

Executive Vice President - Finance,

Chief Financial Officer and Treasurer

EXHIBIT 99.1



NOVEMBER 13, 2013


FOR IMMEDIATE RELEASE
Media Contact: Steve Hollister, 727.567.2824
Investor Contact: Paul Shoukry, 727.567.5133
raymondjames.com/media


RAYMOND JAMES TO PRESENT AT KBW
SECURITIES & MARKET STRUCTURE CONFERENCE

ST. PETERSBURG, Fla. - Raymond James Financial, Inc. announced today that COO Dennis Zank and Raymond James Bank President Steve Raney will speak at the KBW Securities Brokerage & Market Structure Conference in New York City on Tuesday, November 19, at 10:00 a.m. ET.

Links to the presentation handout and the live audio stream will be available on raymondjames.com under "Our Company, Investor Relations, Presentations and Webcasts."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 6,200 financial advisors serving more than 2.5 million accounts in approximately 3,000 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $425 billion.

Forward Looking Statements

Certain statements made at the conference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in realizing the projected benefits of the Morgan Keegan acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended June 30, 2013, March 31, 2013, and December 31, 2012, which are available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.